Exhibit 99.1

NICE Wins 2013 Speech Technology Excellence Award and TMC Labs
Innovation Award Presented by TMC’s CUSTOMER Magazine

NICE’s analytics solutions enable enterprises to gain insight into cross-channel customer interactions

RA’ANANA, ISRAEL, September 9, 2013 – NICE Systems (NASDAQ: NICE) today announced that it is a winner of two TMC awards presented by CUSTOMER magazine, recognizing the company’s technology innovation and excellence. NICE received the 2013 Speech Technology Excellence Award for its Interaction Analytics solution and the 2013 TMC Labs Innovation Award for its NICE Customer Engagement Analytics platform.

Speech Technology Excellence

NICE Interaction Analytics is a cross-channel solution that delivers actionable insights into customer interactions. The solution uses powerful patented algorithms to analyze speech, call flow, email, social channels, online chat conversations, customer surveys and agent desktop activity. Interactions are automatically categorized into topics and root-cause analysis is generated, enabling organizations to prioritize and act upon the issues impacting their operations. This allows companies to improve customer experience, streamline contact center operations, grow revenues, and better comply with regulations.

The NICE Interaction Analytics solution delivers measurable impact, such as a 15 percent increase in revenue per representative per day by the largest domain registration and Web hosting provider in the world.

Innovation

NICE Customer Engagement Analytics is a Big Data platform that applies a powerful combination of technologies to map and improve the customer journey. The platform uses Interaction Analytics, Contact Reasoning, Repeat Contact Sequencing, and Predictive Analytics to create a complete view of the customer journey across channels and touch points. These technologies drive solutions that positively impact business objectives such as call volume reduction, sales effectiveness, voice of the customer, and compliance.

“Receiving these awards reaffirms the value of our Big Data analytics technologies to help improve customer experience,” said Yochai Rozenblat, President of the NICE Enterprise Group. “Customers’ interactions with their service providers are part of an increasingly complex journey. NICE helps companies get closer to their customers to provide exceptional customer experience by mapping and shaping the customer journey with actionable insight into customer interactions across multiple channels.”

“NICE solutions that help improve customer experience are truly innovative and represent a significant advancement in customer-related technologies,” said Rich Tehrani, CEO, TMC. “We’re pleased this year to recognize NICE’s outstanding achievements with two TMC awards.”

The TMC Speech Technology Excellence Award honor vendors that have proven to be true partners to their customers and clients. It recognizes products or services which have helped extend and expand the customer relationship. The award is based on hard data, facts and numbers demonstrating the improvements that the winner’s product has made in a client’s business. Awards highlights are published in the July/August 2013 issue of TMC’s CUSTOMER magazine.

The TMC Labs Innovation Award honors vendors that that made significant contributions in 2013 toward improving communications technology through innovation. The full list of 2013 TMC Labs Innovation Award winners are published in the September 2013 issue of CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.